[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 6, 2015

VIA FEDEX AND EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company

Amendment No. 4 to Form 10

Filed September 28, 2015

File No. 001-37483

Dear Ms. Jacobs:

On behalf of our client, Hewlett Packard Enterprise Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 2, 2015, with respect to the filing referenced above.

Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form 10 (File No. 001-37483) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 5 marked to indicate changes from Amendment No. 4 to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 5.

Unaudited Pro Forma Combined Financial Statements, page 41

1.	We note your disclosure that debt issuance costs are expected to be amortized over 5.1 to 5.5 years, based upon the weighted average term of HP Co’s outstanding long-term debt securities, and that you have assumed an interest rate of 3.67% and 3.57% based upon the weighted average interest rate of HP Co.’s long-term securities. Clarify your basis for assuming the term and interest rates of HP Co.’s debt in your pro forma adjustments. Please disclose the actual term and interest rates of your debt arrangement, once finalized, and revise your adjustments accordingly.

Response: The Information Statement has been revised on pages 11, 43, 44, 45, 46 and 47 in response to the Staff’s comment to reflect the actual term and interest rates of the Company’s debt arrangements.

Liquidity and Capital Resources, page 80

2.	Please provide quantitative disclosure of the expected impact of your new debt arrangement on your cash flows and contractual obligations. Please also clarify the expected impact of this arrangement on your ability to pay dividends in the future.

Response: The Information Statement has been revised on pages 82 and 85 in response to the Staff’s comment.

*            *             *

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

October 6, 2015

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 5, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

cc:	Rishi Varma

Senior Vice President and Deputy General Counsel

Hewlett-Packard Company